Filed pursuant to Rule 253(g)(2)
File No. 024-10527
Cottonwood Multifamily REIT I, Inc.

Supplement No. 3 Dated March 8, 2017
To the Offering Circular Dated May 27, 2016
This document supplements the offering circular of Cottonwood Multifamily REIT I, Inc. dated May 27, 2016 (the “Offering Circular”), and should be read in conjunction with the Offering Circular, Supplement No. 1 to the Offering Circular dated August 5, 2016 and Supplement No. 2 to the Offering Circular dated November 21, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.
We intend to offer our shares of common stock to Israeli citizens. The purpose of this supplement is to:

•	disclose additional suitability standards that potential Israeli investors must satisfy in order to invest in our shares of common stock;

•	provide additional disclosure directed to such Israeli investors;

•	disclose additional risks associated with selling our shares of common stock to Israeli investors; and

•	provide a new Subscription Agreement to be completed by potential Israeli investors.
Additional Suitability Standards for Israeli Investors
In addition to the requirements stated under “Suitability Standards” in our Offering Circular, potential Israeli investors must satisfy one of the following:
(1)You are a fund for joint investments in trust, as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company thereof;
(2)You are a provident fund as defined in Law for Oversight of Financial Services (Provident Funds), 5765-2005, or a management company of such a fund;
(3)You are an insurer, as defined in the Law for Oversight of Insurance, 5741-1981;
(4)You are a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company;
(5)You are a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995;
(6)You are a company that is licensed as an investment advisor or investment marketer, as such terms are defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995;
(7)You are a company that is a member of the Tel Aviv Stock Exchange;
(8)You are an underwriter fulfilling the conditions of Section 56(c) of the Israeli Securities Law, 5728-1968;
(9)You are a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(10)You are an entity in which all of the equity owners meet one or more of the above criteria;
(11)You are an entity with shareholder’s equity exceeding NIS 50 million, not formed specifically for the purpose of acquiring shares in the issuer of the relevant securities; or
(12)You are an individual who meets one of the following conditions:
a.The aggregate value of your Liquid Assets exceeds NIS 8 million;
b.The amount of your income in each of the previous two years exceeds NIS 1.2 million, or the amount of income of your Family Unit exceeds NIS 1.8 million; or
c.The aggregate value of your Liquid Assets exceeds NIS 5 million and the amount of your income in each of the previous two years exceeds NIS 600,000, or the amount of income of your Family Unit exceeds NIS 900,000.
For purposes of item (12) above, “Family Unit” means you and your family members who live with you or are financially dependent on one another and “Liquid Assets” mean cash, deposits, financial assets and securities listed for trade on the stock exchange.
If an investor does not meet any of the foregoing, such investor may be limited as to the number of shares that may be purchased.
Additional Disclosure for Israeli Investors
Neither we nor our shares of common stock are approved by the Israeli Securities Authority pursuant to the Israeli Securities Law 1968, as amended and restated, and supplemental rules enacted thereunder (referred to herein as the “Israeli Securities Law”). Accordingly, our shares of common stock may not be offered in Israel except in circumstances that do not constitute a public offer of our shares of common stock in Israel within the meaning of the Israeli securities law.
The Offering Circular is confidential and personal to each offeree and does not constitute an offer to any other person or to the general public in Israel to acquire our shares of common stock. Distribution of the documents in Israel to any person other than the offeree is unauthorized, and any disclosure of any of the content of the documents within Israel without our prior written consent is prohibited.
Each prospective investor in Israel, by accepting the delivery of the documents, agrees to the foregoing and will not make photocopies or any other reproduction, either physical or electronic, of the Offering Circular or any other documents referred to herein and therein.
We reserve the right to reject any offer to purchase, in whole or in part, and for any reason, our shares of common stock offered hereby. We also reserve the right to sell or place less than all of our shares of common stock offered hereby.
Risks in Selling our Shares of Common Stock to Israeli Investors
If we do not fall under an exemption from the Israeli prospectus requirements we may be subject to penalties by the Israeli Securities Authority.
We will not submit this offering to the Israeli Securities Authority for approval. Rather, we will rely on an exemption from the prospectus requirements applicable to offers and sales to investors meeting the suitability requirements set forth herein. If we fail to comply with the requirements of such exemption, we may be subject to penalties by the Israeli Securities Authority.

Israeli investors do not have the benefit of review of this offering by the Israeli Securities Authority.
Because this offering is a nonpublic offering, relying on an exemption from the Israeli prospectus requirements, investors will not have the benefit of a review of the offering or this offering circular by the Israeli Securities Authority. The terms and conditions of the offering may not comply with the guidelines and regulations established for real estate programs that are required under the Israeli Securities Law.
Subscription Agreement for Israeli Investors
Any investor who is a resident of Israeli must complete, in addition to the subscription agreement, the investor questionnaire attached hereto.

Please read carefully the Offering Statement of shares of common stock (the “Shares”) in Cottonwood Multifamily REIT I, Inc. dated May 27, 2016 (the “Offering Statement”), and all Exhibits and supplements thereto before deciding to subscribe. This Israeli Investor Questionnaire (the “Questionnaire”) must be completed by all potential Israeli investors. You must also complete the Subscription Agreement attached to the Offering Statement If you need assistance in completing this Questionnaire please call the following United States phone number: 844.422.2584. Please send this completed Questionnaire and any additional materials requested herein with the completed Subscription Agreement to: DST Systems, Inc. Attn: Cottonwood Multifamily REIT I, Inc. 430 W. 7th Street, Suite #219065 Kansas City, MO 64105 Phone: 844.422.2584 Fax: 855.338.1452 See the Subscription Agreement for instructions regarding where to send your subscription payments. SHARES OF COMMON STOCK IN COTTONWOOD MULTIFAMILY REIT I, INC. ISRAELI INVESTOR QUESTIONNAIRE INVESTOR SUITABILITY REQUIREMENTS 1 of 2 I AM (check one of the following): a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754- 1994, or a management company of such a fund. a provident fund or management company as defined in the Law of Oversight of Financial Services (Provident Funds), 5765- 2005. an insurer, as defined in the Law for Oversight of Insurance, 5741-1981. a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company. NOTE: Any bank that purchases securities on behalf of a client or other third party must obtain a copy of this form signed by such person. a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995 NOTE: Any portfolio manager that purchases securities on behalf of a client or other third party must obtain a copy of this form signed by such person. a company that is licensed as an investment advisor or investment marketer, as such terms are defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995. a company that is a member of the Tel Aviv Stock Exchange. NOTE: Any such member that purchases securities on behalf of a client or other third party must obtain a copy of this form signed by such client or third party. an underwriter fulfilling the conditions of Section 56(c) of the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”). a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk).

an entity in which all of the equity owners meet one or more of the above criteria. an entity, not formed for the purpose of this investment, with book equity exceeding NIS 50 million. NOTE: The entity must attach attorney or CPA confirmation or other relevant confirmation of such equity value dated no earlier than 3 months prior to the date of this Questionnaire. an individual who meets one of the following conditions: • The aggregate value of my Liquid Assets is no less than NIS 8 million; • The amount of my income in each of the previous two years is no less than NIS 1.2 million, or the amount of income of my Family Unit is no less than NIS 1.8 million; or • The aggregate value of my Liquid Assets is no less than NIS 5 million and the amount of my income in each of the previous two years is no less than NIS 600,000, or the amount of income of my Family Unit is no less than NIS 900,000. NOTE: The individual must attach an attorney or CPA confirmation or other relevant confirmation dated no earlier than 3 months prior to the date of this Questionnaire. “Family Unit” means me and my family members who live with me or are financially dependent on each another and “Liquid Assets” mean cash, deposits, financial assets and securities listed for trade on the stock exchange. I do NOT qualify under any of the foregoing. INVESTOR SUITABILITY REQUIREMENTS - continued 2 of 2 Cottonwood Multifamily REIT I, Inc. INVESTOR SIGNATURES THE UNDERSIGNED DOES HEREBY CERTIFY, IN CONNECTION WITH A POTENTIAL INVESTMENT IN SHARES IN COTTONWOOD MULTIFAMILY REIT I, INC. (THE “ISSUER”), THAT IN THE EVENT THE UNDERSIGNED SHALL PURCHASE ANY SUCH SHARES, IT SHALL PURCHASE SUCH SHARES FOR ITS OWN ACCOUNT, FOR INVESTMENT PURPOSES ONLY, AND NOT FOR PURPOSES OF RESALE. THE UNDERSIGNED FURTHER ACKNOWLEDGES THAT (I) IT FALLS WITHIN AT LEAST ONE OF THE CATEGORIES OF QUALIFIED INVESTORS LISTED ABOVE, (II) IT IS AWARE THAT THE PURPOSE OF THIS DECLARATION IS TO ALLOW THE ISSUER TO BENEFIT FROM AN EXEMPTION FROM COMPLIANCE WITH CERTAIN PROVISIONS OF THE ISRAELI SECURITIES LAW AND (III) IT IS AWARE OF THE LEGAL CONSEQUENCES OF THE FOREGOING. THE UNDERSIGNED INVESTOR HEREBY CERTIFIES THAT ALL OF THE INFORMATION, REPRESENTATIONS, WARRANTIES AND CERTIFICATIONS SET FORTH HEREIN ARE TRUE AND CORRECT IN ALL RESPECTS. THE UNDERSIGNED INVESTOR HAS THE AUTHORITY TO ENTER INTO THIS SUBSCRIPTION AGREEMENT ON BEHALF OF THE INVESTOR LISTED BELOW. Executed this _______ day of _______________, ___________. ____________________________________________________ Name of Investor (as listed in the Subscription Agreement) X___________________________________________________ X___________________________________________________ Signature (Investor, or authorized signatory) Joint Owner Signature (Investor, or authorized signatory) ____________________________________________________ ____________________________________________________ Printed Name Printed Name ____________________________________________________ ____________________________________________________ Title (if applicable) Title (if applicable) MFR1-1004-A3/17